

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

<u>**Via E-mail**</u>

Michael D. Cohen, Esq.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

>   **Re: Caesars Entertainment Corporation**
>   **Schedule TO-I**
>   **Filed July 25, 2012**
>   **File No. 005-41450**

Dear Mr. Cohen:

We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by filing an amendment, providing the requested information, or advising us when the requested response will be provided. If you do not believe a comment is applicable to your facts and circumstances, or do not believe an amendment is appropriate, please advise us why. After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>Item 10(b)</u>

1. We noticed that the issuer considers Item 10(b) of Schedule TO-I inapplicable, but further observed the safe harbor found in Instruction 2 of Item 10 of Schedule TO is unavailable. Please advise us of the basis on which the issuer apparently believes that the pro forma information described in Item 1010(b) of Regulation M-A is immaterial.

<u>General</u>

2. Numerous disclosures exist that emphasize the Offer to Exchange is a "one time offer." Given the stated purposes of this offer, however, it appears the issuer could remain interested in acquiring options in the future to the extent not all options are tendered. Please confirm that the issuer will never again make a tender offer for the options, or revise the disclosure accordingly.

Risk Factors

3. The Private Securities Litigation Reform Act of 1995, by its terms, is inapplicable to any statements made in connection with this tender offer, regardless of whether such statements may be characterized as "forward-looking statements" or have otherwise been incorporated by reference into the offer document from a previously-filed periodic report. Please revise to delete the reference to the Act and make clear that forward-looking statements have not been protected by the Act's safe harbor provisions. Please make corresponding revisions to Section 17 of the Offer to Exchange.

6. Conditions of this Offer

4. The paragraph immediately following the text of the conditions asserts the issuer may invoke any of the conditions to the offer, and thereby relieve the issuer of the obligation to exchange options, "regardless of the circumstances giving rise to" the issuer's right to invoke the condition. This language contradicts a statement made in the lead-in paragraph to section six that makes clear "acts and omissions to act" have been excluded from the possible circumstances that may give rise to the triggering of an offer condition. Please revise to remove the implication that the issuer has reserved the right to include acts and omissions by it in determining whether an offer condition has been triggered.

5. By indicating that all determinations made by the issuer concerning conditions will be "final and binding" upon security holders, the disclosure improperly suggests that participation in the offer does not permit security holders to privately pursue a legal claim challenging the issuer's determinations. Please revise to include disclosure that makes clear the issuer's determinations may be challenged in a court of competent jurisdiction.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

· the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                            Sincerely,

                                            /s/ Nicholas P. Panos

                                            Nicholas P. Panos
                                            Senior Special Counsel
                                            Office of Mergers & Acquisitions

cc:

Charles K. Ruck, Esq.
Michael A. Treska, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626